SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                      For the year ended December 31, 2001

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                           Form 20 F [X] Form 40 F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934)

                                 Yes [ ] No [X]


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NYMOX PHARMACEUTICAL CORPORATION
                                                   (Registrant)

Date:  April 11, 2002

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of tobacco products. Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli 0157:H7 contamination in meat and other food and drink products. Nymox is developing a novel treatment for benign prostatic hyperplasia. Nymox also has several other drug candidates and diagnostic technologies in development.













TABLE OF CONTENTS

Corporate Information.........................................................2
Message to Shareholders ......................................................3
Management's Discussion and Analysis.........................................15
Management's Report..........................................................19
Auditor's Report to the Shareholders ........................................21
Consolidated Balance Sheets .................................................23
Consolidated Statements of Earnings .........................................24
Consolidated Statements of Deficit ..........................................25
Consolidated Statements of Cash Flows........................................26
Notes to Consolidated Financial Statements ..................................27


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CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback, M.D., D.A.B.P.       - C.E.O., President and Chairman
Roy M. Wolvin                       - Secretary-Treasurer
Michael Munzar, M.D.                - Medical Director
Jack Gemmell, LL.B.                 - General Counsel and Director
Hans Black, M.D.                    - Director
Michael Sonnenreich, J.D.           - Director
Prof. Walter von Wartburg           - Director

Auditors                            KPMG LLP

Legal Counsel                       Foley & Lardner

Transfer Agent                      Computershare Investor Services

Bankers                             CIBC / Bank of America

Stock Exchange Listings             The NASDAQ Stock Market

Stock Trading Symbol                NASDAQ - NYMX

Operating Facilities                9900 Cavendish Blvd.
                                    St.-Laurent, PQ, Canada H4M 2V2

                                    230 West Passaic St.
                                    Maywood, NJ, USA, 07607

Website                             www.nymox.com

e-mail                              info@nymox.com

Investor Relations                  Sitrick and Company
                                    Tel: 310-788-2850
                                    Fax: 310-788-2855



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MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2001.

Near the end of the year 2000, Nymox attained a landmark milestone with the final phase completion and the start of the commercial launch of its AlzheimAlert(TM) test. AlzheimAlert(TM) is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. We are in the early stages of marketing the tests to doctors throughout the U.S. through a medical marketing force of over 60 medical representatives. The test costs $295 and is available through the company's clinical reference laboratory in New Jersey.

During the year 2001, the efficacy of Nymox's AlzheimAlert(TM) test was presented at numerous national scientific and medical conferences.

On February 25, our Medical Director, Michael Munzar, MD, presented the results of a new study confirming the reliability and efficacy of Nymox's AlzheimAlert(TM) test at the 14th Annual Meeting of the American Association for Geriatric Psychiatry in San Francisco. Based on a coded double blind study of urine samples from 47 patients with Alzheimer's disease and 32 aged matched normal controls, the study showed that the AlzheimAlert(TM) test could distinguish between Alzheimer's disease patients and normals with a high degree of accuracy.

On March 1, Nymox announced the results of a successful large clinical trial for its AlzheimAlert(TM) urinary test. The trial was a multi-site double-blind study involving Alzheimer's disease patients and normal controls. The new trial found that the AlzheimAlert(TM) test had a sensitivity (percentage of patients with Alzheimer's disease who tested positive) of over 90% and a specificity (percentage of normal controls who tested negative) of over 95%.

On March 29, Nymox announced that the results of a significant large new study had strongly confirmed the accuracy and usefulness of the company's AlzheimAlert(TM) urinary test to aid in the diagnosis of Alzheimer's disease. The clinical study involved urinary test samples from a random independent community-based cohort of 122 individuals from across the U.S. The AlzheimAlert(TM) test accurately distinguished Alzheimer's disease patients from normals in over 90% of the cases.

On June 19, Nymox scientists presented positive clinical trial data for the AlzheimAlert(TM) test at the XVII World Congress of Neurology meeting in London. The World Congress of Neurology is held every four years by the World Federation of Neurology, an international umbrella group for neurological societies from 84 countries, and attracts some 6,000 scientists, researchers, physicians and other experts in neurological diseases, including Alzheimer's disease, from around the world.

Positive results of another successful clinical study of the Company(1)s AlzheimAlert(TM) test were presented in a platform presentation at the 31st Annual Meeting of the Society for Neuroscience on November 11 in San Diego, California. Gregory Golden Ph.D. of the Alzheimer(1)s Center, Coatesville, Pennsylvania and Thomas Jefferson University presented the paper. The results of the multi-center double-blind retrospective study showed that AlzheimAlert(TM) can accurately distinguish between patients with Alzheimer(1)s disease and healthy subjects. In the study, urine samples from 39 Alzheimer(1)s patients and 101 normal

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volunteers were tested. 36 out of 39 of the Alzheimer patients tested positive
(92.3%) as compared to only 3 out of the 101 age-matched controls (2.9%). The paper(1)s authors are Dr. Golden; Suzanna Levy Ph.D. of Mount Sinai School of Medicine, New York; Robert Rush Ph.D. of Bio-Reference Laboratories, Inc., Elmwood Park, New Jersey; Maggie Focht and Matt McConville of Serex, Inc.; and Michael Munzar,MD and Paul Averback,MD of Nymox. The Annual Meeting of the Society for Neuroscience is one of the largest and most prestigious scientific conferences in the world, attracting some 25,000 researchers and upwards of 13,000 scientific abstracts.

On November 27, scientists from Nymox announced that the Nymox AlzheimAlert(TM) test not only helps in the diagnosis of Alzheimer's disease (AD), but also shows promise as a tool to monitor progression of the disease. Data from retrospective double blind controlled independent studies of the AlzheimAlert(TM) test in AD were presented at the Third Manhattan Alzheimer's Disease Conference in New York. The studies indicated that the AlzheimAlert(TM) test values increase with disease progression, suggesting that it may become a key tool for monitoring emerging therapies for AD. A poster presentation at the meeting showed new data and reviewed earlier studies published in peer-reviewed journals, including the Journal of Clinical Investigation, Neurology, and Neurology and Clinical Neurophysiology, all of which clearly demonstrated that urinary NTP, which is measured by the AlzheimAlert(TM) urine test, increases over time in AD patients. In the new study, patients were diagnosed by clinical criteria by their physicians and then were compared according to the duration of the symptoms, treatment, and AlzheimAlert(TM) testing data. Individuals with symptoms of dementia for less than a year had considerably lower AlzheimAlert(TM) scores than those with longer duration symptoms. One hundred and fifty-four cases were analyzed in the study.

During the year 2001, Nymox's AlzheimAlert(TM) test was also the subject of several important peer-reviewed medical publications

On April 11, Nymox announced a new specialist peer-review publication documenting the results of a successful large new clinical trial for its AlzheimAlert(TM) urinary test. The trial was a double-blind study involving Alzheimer's disease patients and normal controls, with overall 140 participants from five institutions. The report appeared in the highly regarded peer-review journal, Alzheimer's Reports, published in England and was co-authored by Suzanna Levy Ph.D. of Mount Sinai School of Medicine, New York; Gregory Golden Ph.D. of Alzheimer's Center, Coatesville PA, and Thomas Jefferson University; Robert Rush Ph.D. of Bio Reference Laboratories, Elmwood Park, New Jersey, and Nymox scientists.

On June 29, Nymox announced that successful results of a national study of AlzheimAlert(TM) test would appear in a peer-reviewed article in Neurology & Clinical Neurophysiology, the official journal of the American Academy of Clinical Neurophysiology. Neurology & Clinical Neurophysiology is a prestigious peer-reviewed medical journal published by MIT Press. The article was authored by Suzanna Levy Ph.D. of Mount Sinai School of Medicine, New York; Robert Rush Ph.D. of Bio-Reference Laboratories, Inc., Elmwood Park, New Jersey; and Michael Munzar MD and Paul Averback MD of Nymox.

The study results provided further confirmation of the high degree to which AlzheimAlert(TM) is able to distinguish Alzheimer disease cases from non-Alzheimer disease cases in the clinical context. Moreover, the results supported earlier findings that the level of the brain protein measured by AlzheimAlert(TM) (neural thread protein or NTP) correlates with the severity of the disease. In the study, patients diagnosed with early stage Alzheimer's disease had

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significantly lower NTP readings than patients with later stage Alzheimer's disease. The study involved cases from over 100 individual physicians throughout the United States. On December 14, Nymox announced that the report was available online. The article, "Clinical Study of a Urinary Competitive ELISA for Neural Thread Protein in Alzheimer Disease", is available on The MIT Press website at http://www-mitpress.mit.edu/e-journals/NCN/abstracts/007/ncn7-1.html.

In July, a review article published in the prestigious peer-reviewed scientific journal, the Journal of Alzheimer's Disease (2001; 3: 345-353), said that the results of studies suggest that NTP, the brain protein detected by Nymox's AlzheimAlert(TM) test, "is an excellent biomarker that could be helpful in the routine clinical evaluation of elderly patients at risk for AD." The Journal of Alzheimer's Disease is an international multidisciplinary journal dedicated to original research into Alzheimer's disease.

The article reviews the results of the many studies which have consistently shown that elevated NTP levels in brain tissue, cerebrospinal fluid and urine correlate with Alzheimer's disease. The article entitled "The AD7c-NTP neuronal thread protein biomarker for detecting Alzheimer's disease" is authored by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University, the leaders of the research team which first discovered NTP and its link to Alzheimer's disease at Harvard University. The article also provides a detailed and extensive review of the more than a decade of research leading to the discovery and characterization of NTP and its gene, the development of highly sensitive assays to detect the brain protein first in cerebrospinal fluid and then in urine, and the connection between overproduction of NTP and the disease processes associated with Alzheimer's disease.

On July 10, Nymox announced that AlzheimAlert(TM) is a tool increasingly used by forensic experts in order to address some of the complex legal issues surrounding the diagnosis of Alzheimer's disease. AlzheimAlert(TM) tests have been ordered by parties in both civil and criminal proceedings in order to assist in determining a diagnosis of Alzheimer's disease. The need for an accurate diagnosis of Alzheimer's disease arises in a wide range of important legal contexts. In criminal proceedings, the finding that a defendant suffers from Alzheimer's disease may be relevant to an insanity defense or to competency to stand trial. Other issues include whether a witness is competent to testify or is otherwise believable because of the effects of Alzheimer's disease. In the civil arena, questions concerning the reliability of the diagnosis of Alzheimer's disease arise when the capacity of a person to make informed medical decisions, to manage his or her affairs, or to change a will becomes an issue. As the baby boom generation ages, these types of issues surrounding the diagnosis of Alzheimer's disease can be expected to occur more frequently.

In the year 2001, Nymox's AlzheimAlert(TM) test also received increasing specialist and lay print and broadcast media attention, some examples of which are summarized here:

The Nymox AlzheimAlert(TM) test was featured in the December issue of Clinical Laboratory International. The article was entitled "Urinary Immunoassay for neural thread proteins aids early diagnosis of Alzheimer's disease and patient monitoring." Clinical Laboratory International is a well-known, widely distributed European professional laboratory journal. According to the article, "NTP elevation is positively correlated with the degree of dementia, providing a potential means of tracking the effectiveness of treatment to improve the management of patient care." The article describes the need for early accurate diagnosis of Alzheimer's disease and describes the correlation with elevated levels of neural thread protein

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(NTP) - the brain protein detected by AlzheimAlert(TM). The article reviews the performance and conduct of the AlzheimAlert(TM) test, describing the distribution of AlzheimAlert(TM) NTP values in Alzheimer's patients versus controls.

On June 21, Nymox's AlzheimAlert(TM) test was featured in an article in ADVANCE for Administrators of the Laboratory. ADVANCE for Administrators of the Laboratory is a widely distributed cutting-edge monthly newsmagazine for clinical laboratory administrators, scientists, organizations and companies. The article, "Shining Light into the Dark," written by Pamela Tarapchak, emphasized the need for early and accurate non-invasive tests for Alzheimer's disease. AlzheimAlert(TM) was highlighted in the article.

On June 28, Nymox announced that the Associated Press featured a story on Nymox and AlzheimAlert(TM). The report included the experiences of Dr. James Bischoff, a primary-care physician in Montana, with his use of AlzheimAlert(TM) in his practice. The article quoted the physician as being "extremely happy" with the test's accuracy and the reassurance it provides and as saying that "there's a lot of family doctors in small towns all across the country that can benefit from this." The story reported that the doctor had two patients who were wrongly diagnosed elsewhere with Alzheimer's disease but who had normal AlzheimAlert(TM) results. These patients improved dramatically when the physician found the right treatment for them.

The American Medical Review broadcast profiling Nymox's AlzheimAlert(TM) test was made available for viewing through a direct link from the company's web site at www.nymox.com. American Medical Review features technologies that have significantly contributed on a national and/or international level to the advancement of the nation's healthcare. AMR airs on Public Television stations and the American Independent Network (AIN) nation-wide as well as internationally on WorldNet, a U.S. government news and information service. Nymox also announced that the Company had been selected to have the television story profiling its AlzheimAlert(TM) test on the American Medical Review Series to be broadcast internationally in 200 cities throughout 127 countries worldwide. The series is hosted by Morley Safer and features stories on technologies, products or services that have significantly contributed on an international level to the advancement of the healthcare industry.

AlzheimAlert(TM) was also featured in the August issues of two healthcare publications. ASRT Scanner, the official newsmagazine for the more than 90,000 members of the American Society of Radiologic Technologists, described Nymox's AlzheimAlert(TM) test as a "promising diagnostic test" available to physicians across the United States in a cover story on Alzheimer's disease. Also, RN, the widely circulated magazine for registered nurses, provided its readers with detailed illustrated product information about AlzheimAlert(TM).

The ASRT Scanner article, "Conversing with Alzheimer's," highlighted the communication problems presented by Alzheimer's disease patients and reviewed the prevalence, symptoms, diagnosis, treatment and clinical progression of this devastating illness. The article stated that "a promising diagnostic test, AlzheimAlert(TM), measures elevations of a neural thread protein, AD7C-NTP, in urine. Many studies consistently show that elevated levels of the protein in the brain tissue, cerebrospinal fluid and the urine correlate with AD."

The story, "Urine Test Can Help Diagnose Alzheimer's Disease" in RN magazine, stated that "AlzheimAlert(TM) can assist clinicians in early diagnosis of Alzheimer's disease to optimize care. Conversely, by ruling out Alzheimer's disease, it allows healthcare professionals to

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avoid unnecessary testing and focus on the other possible, reversible causes of cognitive changes."

AlzheimAlert(TM) was the focus of a special interview aired on American Health Radio on Monday, August 20. The nationally recognized American Health Radio show is hosted by Scott Broder, and is one of the premier and longest running health and fitness shows in the country. It is broadcast on WRMN AM 1410 in Chicago and globally on the Internet at www.wrmn1410.com.

On June 8, Nymox announced that its AlzheimAlert(TM) test had been referred to as "a leap forward in early detection" of Alzheimer's disease in the latest issue of Equities Magazine. According to the author, P. Finston MD, "fortunately, Nymox's newly released AlzheimAlert(TM) test, a $300 urine test, promises to short circuit at least the agony of not knowing and the expense of finding out." In the article, Dr. Finston focused on the growing public concerns about Alzheimer's disease and on the need for early detection and better drug treatments for this dreaded illness. Dr. Finston also reported that Nymox has utilized its patented spheron-based technology to develop drug candidates for the treatment of Alzheimer's disease and has a second group of drugs targeted against neural thread protein (NTP), the brain protein detected in patients' urine by the company's AlzheimAlert(TM) test. Dr. Finston adds that "Nymox is also developing antibacterial drugs to be used in areas that are now inadequately addressed: E. coli for meat contamination." Dr Finston concludes that "management has the commitment to make it happen."

On September 25, Nymox announced an agreement with HealthScreen America for the use of AlzheimAlert(TM). HealthScreen America is a leading national preventive medical organization with a focus on state of the art personal health management, wellness, and preventive health services. HealthScreen America, a subsidiary of HealthScreen International, operates facilities serving individuals from across the U.S. HealthScreen will be offering the AlzheimAlert(TM) test through all its facilities; Nymox will be performing the test using samples provided by HealthScreen at its CLIA-certified clinical reference laboratory in Maywood, New Jersey. The test will be available through HealthScreen America in early 2002.

On October 10, Nymox announced that it had entered into a strategic marketing alliance with Cybear Inc., a member of Andrx Corporation (NASDAQ: ADRX). Under the terms of the agreement, Nymox will utilize Cybear's Web portals, including Physicians' Online, as a primary marketing channel for Nymox's AlzheimAlert(TM) test product. Eric Moskow, MD, Business Development, Cybear, said "We are very pleased to have Nymox, a leader in Alzheimer's disease diagnostics, using our services. We believe that this agreement reflects the increasing recognition in the pharmaceutical and biotech industries, and the healthcare industry at large, of the tremendous role the Internet can play in providing and delivering healthcare products and services." The Cybear Group includes Cybear Inc., Cybear Acquisition Corporation, formerly certain assets of AHT Corporation, and Mediconsult.com, Inc. and its subsidiaries. Headquartered in Boca Raton, Florida, the Cybear Group's products and technology are designed to allow the Internet to be used to improve the efficiency of clinical, administrative and communications tasks in the healthcare industry. The Cybear Group uses multiple networks, including its own secure private network, to provide access to the Internet, email, and productivity applications that are available on a transaction or subscription basis to physicians, physician organizations and hospitals. Product offerings also include a variety of healthcare products available to physicians through the Internet,

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online applications such as the Physicians' Online Web portal, business tools for hospital messaging, lab orders and results, streamlined purchasing, prescription writing, claims processing, eligibility verification, formulary-compliance, credentialing, and physician-patient communications via the Internet. Through Cybearclub, Cybear Group's joint venture with Andrx, Cybear Group sells and distributes healthcare products to physicians through the Internet.

On January 9, 2001, Nymox Pharmaceutical Corporation announced the launch of its newly designed web site at www.nymox.com. The site incorporates state-of-the-art software features that will allow for user friendly services such as on-line ordering of Nymox products and up-to-date communications.

In a report published in October 2001, Nymox was ranked among the highest in biotech leaders in web exposure. According to Scrip (the world's leading pharmaceutical business newsletter), based on the U.S. Biotech Website Search Engine Exposure Index, the Nymox website scored 721 points, slightly less than that of Chiron (737) and Serono (805). Nymox ranked behind such biotech industry leaders as Genzyme, Genetech, Amgen, Biogen and Serono, and ahead of Idec, Nabi, Icos and Bio-technology General.

The Wall Street Transcript published an in-depth interview with Nymox's CEO in June about the Company's future. The Wall Street Transcript is an investment publication that has been providing investors, money managers, brokers and analysts with interviews of corporate leaders and Wall Street professionals for over 38 years. It is also available online at www.twst.com.

Nymox also markets a two other proprietary products; NicAlert(TM) and NicoMeter(TM). NicAlert(TM) and NicoMeter(TM) are inexpensive, simple-to-use test strips that use urine or saliva (NicAlert(TM) only) to determine whether a person is using tobacco products. They are currently being used in research programs into tobacco use and exposure across the U.S. and are being marketed as tests to determine whether a person, such as a teenager, student athlete or insurance applicant, is using a tobacco product. The tests are a new improvement of a product, which has been used for many years by experts in the field at institutions such as the University of Texas, Brown University, and MD Anderson and by reference laboratories such as Smith Kline Beecham. NicAlert(TM) and NicoMeter(TM) have the distinct advantage of being the only point-of-care nicotine tests available in the world.

On March 8, Nymox announced that new research studies have led to strong independent endorsements of Nymox's new NicAlert(TM) and NicoMeter(TM) tests. The new urinary and saliva tests are being used in institutions throughout the United States in studies of smoking behavior, tobacco exposure, monitoring and risk. Clyde Dent, Ph.D., Associate Professor of Research, Institute for Health Promotion and Disease Prevention Research, Keck School of Medicine, University of Southern California, said "The NicAlert strips have been invaluable to our studies -- I am very pleased with them and in many ways could not do our present study without them. I recommend them." Thomas Eissenberg, Ph.D., Assistant Professor of Psychology, Institute for Drug and Alcohol Studies, Virginia Commonwealth University, said "We are very pleased with the urine test strips. We have always seen lower levels during smoking abstinence."

On March 23, Nymox noted that the first National Report on Human Exposure to Environmental Chemicals, released by the Centers for Disease Control and Prevention on

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March 21, 2001, confirmed that the biomarker detected by NicAlert(TM) is the best for testing for tobacco exposure, including second-hand smoke exposure. The Report further underlined the public health consequences of smoking or using smokeless tobacco products.

NicAlert(TM) and NicoMeter(TM) detect levels of cotinine, a metabolite of nicotine described in the CDC Report as being regarded as the best biomarker for exposure to tobacco by both smokers and nonsmokers. The CDC study tracked exposure to second-hand smoke among nonsmokers by measuring cotinine levels in serum samples using liquid chromatography and mass spectrometry. NicAlert(TM) and NicoMeter(TM)can detect tobacco exposure at a fraction of the cost of the sophisticated laboratory methods used in the CDC study and uses noninvasive and more convenient urine or saliva samples rather than the serum samples used in the CDC study.

On July 24, Nymox announced that it had entered into an agreement in June to provide NicAlert(TM) tests for a large study of second-hand smoke exposure. The study is directed at populations at risk for second-hand smoke exposure, including children and restaurant and bar workers. The study involves a $48,000 contract to Nymox. The multicenter study will be headed by J. Dylewski MD of McGill University and St. Mary's Hospital in Montreal and is funded by the Foundation for Nutritional Advancement of Boston, MA.

Second-hand smoke or environmental tobacco smoke (ETS) poses serious public policy issues. The first National Report on Human Exposure to Environmental Chemicals, released by the Centers for Disease Control and Prevention in March, cautioned that exposure to second-hand smoke, particularly for children, remains a major public health concern. Environmental tobacco smoke is listed as a known human carcinogen in the Ninth Report on Carcinogens released by the National Toxicology Program of the National Institute of Environmental Health Sciences. In response to these public health concerns, municipalities and states have enacted or have under consideration various forms of bans on smoking in public places and in restaurants and bars.

On October 18, Nymox announced that it is gaining enthusiastic support from increasing numbers of tobacco researchers and experts for its NicAlert(TM) and NicoMeter(TM) products. Thomas Eissenberg, Ph.D., Assistant Professor of Psychology, Institute for Drug and Alcohol Studies, Virginia Commonwealth University, said, "We use the NicAlert(TM) strips to ensure compliance with our 5-day non-smoking and denicotinized cigarette-smoking conditions. Across all participants, the strips appear to be doing a great job of helping us determine if folks adhere to our study's restrictions. Just last week a research participant's NicAlert(TM) strip indicated that they had a urine cotinine level inconsistent with 5-day abstinence. When we discussed this result with the participant, they indicated that they had indeed smoked that week."

Joy O'Brien, RN, RRT, Asthma Case Manager, Children's Hospital, Birmingham, Alabama, said, "As healthcare clinicians and teachers, we have been excited about NicAlert(TM) for use in our Pulmonary clinics. The product is so easy to use and the ability to provide immediate feedback to caregivers about how their second-hand smoke is affecting their child is invaluable to us. Thank you for a quick and easy smoking cessation tool."

During the year, we continued to make progress in our several major drug development programs. Nymox's R&D activities have been increasingly productive in the past year in generating patentable products and company patent applications. In the past eighteen

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months, the company and its affiliates have drafted, filed and prosecuted over fourteen U.S. patent applications, as well as a substantially larger number of foreign patent applications.

Nymox's antibacterial, NXC 4720, aimed at treating E. coli contamination of meat moved further towards completion. The bacteria targeted by Nymox's anti-bacterial agent, E. coli 0157:H7, is recognized as a serious public health problem throughout the world. The Centers for Disease Control and Prevention estimates that in the United States alone, 73,000 cases and over 60 deaths occur every year as a result of E. coli 0157:H7 contamination of hamburger meat and other food and drink products and of drinking water supplies. This type of E. coli infection often causes severe bloody diarrhea and abdominal cramps and can cause kidney failure, particularly in children under the age of five and in the elderly, often leading to long term kidney problems and, in some cases, death.

It is well-recognized that there is a pressing need in the beef industry to address the problem of E. coli contamination in meat processing and livestock industries. E. coli contamination has triggered massive recalls of ground beef in the U.S.. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to public health tragedies such as occurred in Walkerton, Ontario where seven people died and 2,300 became ill as a result of such contamination. In September 1999, two people died and 781 became ill as a result of contaminated water from a well at a county fairground outside Albany, New York.

On January 11, we announced that tests conducted at the Department of Food Science at the University of Manitoba demonstrated that Nymox's novel proprietary antibacterial agent, NXC 4720, completely eliminated E. coli 0157:H7 in a laboratory model of a livestock gut. This was further confirmation of the efficacy of this agent against this deadly strain of E. coli. The principal researcher in this testing program for Nymox's antibacterial agent is Dr. Richard A. Holley, Professor and Head of the Department of Food Science at the University of Manitoba. Dr. Holley has published over 90 articles in scientific journals on food microbiology and related subjects. He has an active research program studying natural antimicrobial agents to improve shelf life and safety of meats, persistence of bacterial pathogens in foods and the environment, and use of feed adjuncts to control E. coli 0157:H7 in ruminant animals. One of the major areas of study at the Department of Food Science at the University of Manitoba is microbiology and food safety. In addition to modern laboratory facilities for sophisticated multi-disciplinary research on, and development of foods and food ingredients, the Department has two pilot plants (dairy and food processing) that permit studies on a more practical basis. Being housed within the Faculty of Agricultural and Food Sciences facilitates access to resources required for primary agriculture studies.

On January 23, Nymox announced that it had signed a letter of intent with Biophage Inc., a Montreal company, to collaborate on the development of novel antimicrobial treatments and applications. Biophage is a Canadian biopharmaceutical company engaged in the development of new therapeutics for the treatment of infections by antibiotic resistant bacteria in humans and livestock, and of inflammatory diseases in humans. On July 17, Nymox announced that further studies of Nymox's antimicrobial treatment, NXC 4720, by scientists at Biophage Inc. had shown significant useful effects on treating E. coli O157:H7 contamination of meat. Rosemonde Mandeville, M.D., Ph.D., the President and CEO of Biophage, said, "These are encouraging results for the treatment of surface contamination of meat by E. coli O157:H7. Nymox's novel NXC 4720 shows great potential."

On January 31, Nymox announced its collaboration with the Faculty of Veterinary Medicine at the University of Montreal to study animal treatments for E. coli 0157:H7. The Faculty of Veterinary Medicine at the University of Montreal was founded in 1886 and is accredited by the American Veterinary Medical Association. The Faculty operates internationally recognized research programs in the areas of animal health, feed products and public health. Serge Messier, DVM, Ph.D., the Director of the Faculty's Department of Pathology and Microbiology, heads the Faculty's role in the collaboration. Dr. Messier has many years experience with the study of enterobacteria such as E. coli 0157:H7 and of antimicrobial resistant microorganisms. The Food Research and Development Centre is Canada's largest research center devoted to quality, safety, preservation and processing of food products and is operated by Agriculture and Agri-Food Canada in St.-Hyacinthe, Quebec. The principal researchers in the collaboration are Dr. Linda Saucier and Dr. John Fairbrother. Dr. Saucier is a microbiologist with the Centre and has a specific interest and expertise in the control of microbial contamination in meat product processing and the control of
E. coli in cattle. Dr. Fairbrother is a Professor in the Department of Pathology and Microbiology in the Faculty of Veterinary Medicine and has a long standing research focus on E. coli. For the past twelve years, Dr. Fairbrother has supervised The E. Coli Laboratory of the Diagnostic Service at the Faculty, providing diagnostic services for the identification and typing of E. coli strains.

We also made progress in our major drug development programs for the treatment of Alzheimer's disease.

Nymox has made a number of key discoveries about the link between spherons and Alzheimer's disease which have confirmed the validity of its approach to the development of spheron-based therapeutics and have provided promising new leads in this area. The company presented and published a number of important new discoveries about spherons and their relationship to Alzheimer's disease in 2001.

On March 27, 2001, Nymox announced that a recent study had found strong new evidence confirming the link between spherons and senile plaques -- the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and believed by many researchers to play a pivotal role in the fatal illness.

Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the spherons grow, up to a hundred times larger, until they become too large for the cells that hold them. Once released from the cells, the spherons burst, which the researchers believe creates the senile plaques and sets off a cascade of cellular damage and biochemical changes pivotal to the symptoms and signs of Alzheimer's disease.

The study was undertaken during the past two years by Nymox scientists and collaborators and utilized materials and resources from several institutions. The scientists analyzed brain samples from over 100 individuals and characterized the spherons and Alzheimer's disease senile plaques from different regions of the brain, using sophisticated molecular biological techniques. There were striking new correlations found between the spheron analysis and the ultimate presence of the Alzheimer's disease senile plaques.

Another Nymox major drug discovery platform targets neural thread protein, the brain protein detected by our AlzheimAlert(TM) test and implicated in the Alzheimer's disease process. On February 15, Nymox announced that a new study published in the Journal of Neuropathology and Experimental Neurology (Vol. 60, No.2, pp.195-207), a prestigious peer-reviewed medical journal, provided further evidence of the key role played by the brain protein which the Nymox AlzheimAlert(TM) test detects in patients with Alzheimer's disease. The study was authored by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University. The researchers implanted the gene that produces NTP in nerve cells derived from humans. They then induced the cells to turn on the NTP gene and to begin producing NTP in elevated quantities. This caused a marked increase in nerve cell death. Sophisticated analysis showed that the cells died in a programmed fashion similar to the way the nerve cells in brains of patients with Alzheimer's disease die. Extensive loss of brain cells and accompanying brain shrinkage is a key part of the Alzheimer's disease process.

On June 6, Nymox announced that important scientific evidence about NTP appeared in a new study published in Cellular and Molecular Life Sciences (Vol. 58, No. 5-6, pp. 844-849). The new peer-reviewed study provides substantial support for the pivotal role played by this key protein in the Alzheimer's disease process. The study was authored by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University. The study documents elegant implantation data about the transfer of the gene that produces NTP into human brain cells grown in culture. Over-expression of the NTP gene (which resulted in the cells over-producing NTP) caused cell death and neuritic sprouting, two of the prominent abnormalities associated with Alzheimer's disease. These results emphasize the highly important role that excessive production of NTP is capable of playing in the neurodegeneration found in Alzheimer's disease.

On November 28, in a presentation given at the Third Manhattan Alzheimer's Disease Conference in New York City, Nymox scientists showed data that demonstrated dramatic cell death and shrinkage of the prostates in laboratory animals.

Michael Munzar MD, Medical Director of Nymox, presented the data from the Nymox BPH research. Rats were treated with the compound, NX 1207, and were compared to control rats given saline. The rat prostates were examined microscopically after various intervals (days to months) and it was found that the treated animals had prostates shrunken by up to 50% compared to controls.

A similar cell death effect was found in human cancer tissue culture and in tumors of laboratory animals where over 90% of the cells were affected. Since the compound NX 1207 is nontoxic at low dosages, its effects on cancer cells carry the potential for exciting new therapeutic avenues. Dr. Munzar presented pathological and statistical data from a number of such studies.

On March 19, Nymox announced the appointment of Dr. Thomas J. Hudson, M.D., and Dr. Joe Dylewski, M.D. as scientific consultants. Dr. Thomas Hudson is an internationally renowned researcher in genomics. He is the Assistant Director of the Whitehead Institute/MIT Center for Genome Research and led the effort there to map and sequence the human genome. The Whitehead Institute's Center for Genome Research is the largest public sequencing center in the world and part of the international consortium of 16 laboratories that comprise the Human Genome Project. Dr. Hudson is also the founder and Director of the Montreal Genome Centre at the McGill University Health Centre Research Institute. He has been a leader in the development and applications of robotic systems and DNA-chip based methodologies for genome research, including the use of DNA-chip technology to characterize breast and ovarian cancer. His research interests also include human genetic diseases with a focus on the dissection of complex genetic diseases and the search for genes predisposing to lupus, inflammatory bowel disease, coronary artery disease, asthma and diabetes. As well as doing research, Dr. Hudson teaches at the Department of Medicine and the Department of Human Genetics at McGill University and is a practising physician at the Montreal General Hospital. He has been the recipient of many awards, including the Clinician Scientist Award from the Medical Research Council of Canada, and been a member of many public sector advisory committees, include being the current Chair of the Scientific Advisory Committee of Genome Quebec and a member of the Canadian Biotechnology Advisory Committee.

Dr. Joe Dylewski is the Director of Microbiology, Head of the Division of Infectious Disease and Chief of Laboratories at St. Mary's Hospital in Montreal, Quebec. Dr. Dylewski specializes in microbiology and infectious diseases and brings to Nymox a wealth of clinical and research experience in this area. He has published extensively in the medical literature. He is an Associate Professor of Medicine at McGill University and a Fellow of the Royal College of Physicians (Canada) in both Medical Microbiology and Internal Medicine. He is also a member of the American Society of Microbiology and a Diplomate with the American Board of Internal Medicine.

On August 17, Nymox announced the appointment of Paul A. Kraus MD as clinical consultant. Dr. Kraus will be serving in an active advisory role in Nymox's clinical trial activities. Dr. Kraus is a highly experienced surgeon with many years of experience in research, conducting Phase II and III clinical trials. He was named one of Connecticut's best physicians in the Connecticut Magazine of June 1996. Dr. Kraus serves as a Sub-Investigator for Connecticut Clinical Research Center. Dr. Kraus received his medical training from Dartmouth Medical School and McGill University Faculty of Medicine. He completed his residency at Yale University School of Medicine. He served with the U.S. Army Medical Corps from 1971 to 1973 as Chief of Urology in Saigon, Vietnam and was awarded the Bronze Star. He received his Diplomat of the American Board in 1975. Dr. Kraus is part of the attending staff at Waterbury Hospital and St. Mary's Hospital in Waterbury, CT. He is an active member in several organizations including the American Medical Association, American Urological Association, and Yale Society of Urologic Surgeons. He has held several academic appointments with Yale University School of Medicine, and is currently Director of the Yale Urology Residency Program in Waterbury.

The neuroscience drug discovery and diagnostic technologies of Nymox Pharmaceutical Corporation were highlighted in a special article in Science Magazine, the preeminent scientific publication of the American Association for the Advancement of Science. The article by Dr. Mike May and Dr. Gary Heebner entitled "Neuroscience: Unraveling and Repairing the Human Brain" (Volume 294, No. 5544, pages 1133-43) chronicled important advances and technological developments in the field of neuroscience by such leading companies as Becton-Dickinson, Amersham Pharmacia and Ortho-Clinical Diagnostics and institutions such as the National Institute of Mental Health and the National Institute of Neurological Disorders and Stroke.

The Science article highlighted Nymox(1)s AlzheimAlert(TM) technology and its spheron-based drug development program for Alzheimer(1)s disease.

The authors outlined Nymox(1)s spheron-based approach to combating Alzheimer(1)s disease. The article stated "investigators at Nymox examine tiny balls of densely packed protein, or spherons, which are scattered throughout our brain cells. Spherons begin developing soon after birth, and eventually get so big that they burst. The bursting spherons, according to Nymox scientists, might lead to the senile plaques found in Alzheimer(1)s disease. Moreover, Nymox is testing several drugs that could prevent the conversion from spherons to plaques."

Referring to Nymox(1)s AlzheimAlert(TM) test to help in the diagnosis of Alzheimer(1)s disease, the Science article stated "Nymox Pharmaceutical developed a test based on AD7c-NTP, which is neural thread protein. This protein(1)s concentration rises in brain tissue, cerebrospinal fluid, and urine of patients with Alzheimer(1)s disease. Consequently, Nymox(1)s AlzheimAlert(TM) examines the level of this neural thread protein in a urine sample." As the article noted further on, "whatever approach medicine takes to treating Alzheimer(1)s disease, earlier diagnosis should help."

On November 28, Nymox sponsored the Third Manhattan Alzheimer Disease Conference in New York. As at the previous Manhattan Alzheimer Conferences sponsored by Nymox in 1998 and 2000, the 2001 conference successfully featured a world class assembly of speakers and panelists presenting new findings in basic science, clinical trials, and a range of topics in ethics, law and social issues. The Conference focused on the medical, social and ethical ramifications of the new emerging diagnostics, in particular in the area of Alzheimer's disease.

We wish to thank our over 4,000 shareholders for their valuable continued support. Nymox welcomes the challenges ahead and is confident that it will continue to meet or surpass its important milestones.





Paul Averback MD
President

April 11, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview
The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from service fees and has not been profitable to date. We refer to the Corporate Overview on page 1 of this financial report for a discussion of the Company's research and development projects and its product pipeline.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Deferred revenue presented in the balance sheet as at December 31, 2001 represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a continuing obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:
o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o      Significant negative industry or economic trends.

No impairment losses were recognized for the years ended December 31, 2001, 2000 and 1999.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $6.4 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Revenues
Revenues from sales amounted to $235,288 for the year ended December 31, 2001, compared with $157,688 for the year ended December 31, 2000. The increase is attributable to higher sales volumes for both AlzheimAlert(TM) ($113,132) and NicAlert(TM) ($122,156) in 2001 compared to 2000 (AlzheimAlert(TM) $58,540 - NicAlert(TM) $99,148). The Company also earned revenues from research and licensing contracts ($127,403). Research contract revenue ($30,000) was funded by the Foundation for Nutritional Advancement. A director and officer of the Foundation is also a director of the Company. License fees ($97,403) include the sale of certain rights to a third party in 2001 for which the Company has no continuing obligations. Interest revenue was $17,918 in 2001 compared to $68,179 in 2000, due to lower average cash balances. In 2001, one customer accounted for approximately 26% of revenues and, in total, 5 customers accounted for 54% of revenues in 2001. In 2000 and 1999, no single customer accounted for more than 10% of revenues.

Research and Development
Research and development expenditures were $1,499,654 for the year ended December 31, 2001, compared with $2,084,232 for the year ended December 31, 2000. Management reduced its salary expenses in R&D by reducing staff, while advancing its development of the products in the Company's pipeline. In 2001, research tax credits amounted to $20,052 compared to $10,457 in 2000.

Marketing Expenses
Marketing expenditures remained relatively constant at $343,244 for the year ended December 31, 2001, in comparison to the expenditures of $363,142 for the year ended December 31, 2000.

Administrative Expenses
General and administrative expenses amounted to $1,087,326 for the year ended December 31, 2001, compared with $1,335,500 in the year ended December 31, 2000. The decrease is principally due to reductions in professional fees.

Foreign Exchange
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2001 expenses (75% in 2000) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2001 or 2000.

Inflation
The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,414 per month and ongoing research funding payments to a U.S. medical facility totaling $770,750 over the next three years.

Results of Operations
Net losses for the period ended December 31, 2001 were $3,049,504, or $0.14 per share, compared to $4,023,979, or $0.19 per share, for the same period in 2000. The weighted, fully diluted, average number of common shares outstanding for the period ending December 31, 2001 were 21,995,694 compared to 21,130,286 for the same period in 2000.

Financial Position
Liquidity and Capital Resources

As of December 31, 2001, cash totaled $488,987 and receivables totaled $152,968. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. As at December 31, 2001, four drawings have been made under this Share Purchase Agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of $3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of $3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of $2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of $1.9466. The Company intends to access financing under this agreement when appropriate to fund its research and development.

In 2001, the Company completed private placements for 594,100 common shares and received aggregate proceeds of $1,799,500. On March 6, 2001, 200,000 shares were issued at a price of $2.06 in a private placement for total proceeds of $412,000. The private placement included 100,000 warrants, which expire on March 6, 2003, exercisable at a price of $2.06. On August 3, 2001, 80,000 shares were issued at a price of $2.50 in a private placement for total proceeds of $200,000. On August 22, 2001, 140,000 shares were issued at a price of $3.75 in a private placement for total proceeds of $525,000. On October 3, 2001, 110,000 shares were issued at a price of $3.75 in a private placement for total proceeds of $412,500. On November 14, 2001, 64,100 shares were issued at a price of $3.90 in a private placement for total proceeds of $250,000. A total of $318,055 was also raised through stock option exercises at prices ranging from $2.25 to $3.875. The Company intends to raise additional capital in 2002 in order to pursue its development. To March 31, 2002, the Company completed two private placements and issued 269,074 common shares for total proceeds of $1,119,000. The Company believes that funds from operations as well as from existing equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.


This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company's auditors, are appointed by the shareholders. They independently review the Company's system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinions as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.




Paul Averback                                         Roy Wolvin
Chief Executive Officer &                             Chief Financial Officer &
President                                             Secretary-Treasurer

                 Consolidated Financial Statements of


                 NYMOX PHARMACEUTICAL
                 CORPORATION


                 Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with United States generally accepted auditing standards and Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.





Chartered Accountants



Montreal, Canada

February 22, 2002 (except as to note 13, which is as of March 18, 2002)

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999




Financial Statements

     Consolidated Balance Sheets..........................................  1

     Consolidated Statements of Operations................................  2

     Consolidated Statements of Deficit...................................  3

     Consolidated Statements of Cash Flows................................  4

     Notes to Consolidated Financial Statements...........................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------
                                                          2001             2000
--------------------------------------------------------------------------------

Assets

Current assets:
     Cash                                        $     488,987    $     565,711
     Accounts and other receivables                    122,459          101,517
     Research tax credits receivable                    30,509           10,457
     Inventory                                          17,567            4,325
     Prepaid expenses and deposits                      55,000           67,500
--------------------------------------------------------------------------------
                                                       714,522          749,510

Capital assets (note 3):
     Property and equipment                            217,083          268,679
     Patents and intellectual property               3,154,441        3,144,015
--------------------------------------------------------------------------------
                                                     3,371,524        3,412,694

Deferred share issuance costs (note 6 (c))             106,195          222,512

--------------------------------------------------------------------------------
                                                 $   4,192,241    $   4,384,716
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities    $     295,393    $     323,774
     Notes payable (note 5)                            396,775               -
     Deferred revenue                                   55,325               -
--------------------------------------------------------------------------------
                                                       747,493          323,774

Non-controlling interest (note 4)                      800,000          800,000

Shareholders' equity:
     Share capital and other (note 6)               25,798,195       23,243,941
     Deficit                                       (23,153,447)     (19,982,999)
--------------------------------------------------------------------------------
                                                     2,644,748        3,260,942

Commitments and contingency (note 7)
Subsequent events (note 13)

--------------------------------------------------------------------------------
                                                 $   4,192,241    $   4,384,716
--------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________________  Director

_______________________  Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999
(in US dollars)
--------------------------------------------------------------------------------------------------------
                                                         2001                 2000                 1999
--------------------------------------------------------------------------------------------------------

Revenues:
     Sales                                    $       235,288        $     157,688        $     153,252
     License fees                                      97,403                   -                    -
     Research contracts                                30,000                   -                    -
     Interest                                          17,918               68,179               36,951
--------------------------------------------------------------------------------------------------------
                                                      380,609              225,867              190,203

Expenses:
     Research and development                       1,499,654            2,084,232            1,137,122
     Less research tax credits                        (20,052)             (10,457)              (4,181)
--------------------------------------------------------------------------------------------------------
                                                    1,479,602            2,073,775            1,132,941
     General and administrative                     1,087,326            1,335,500            1,229,894
     Marketing                                        343,244              363,142              942,205
     Cost of sales                                    131,904               87,450              103,340
     Depreciation and amortization                    381,582              375,810              136,947
     Interest and bank charges                          6,455               14,169                5,856
--------------------------------------------------------------------------------------------------------
                                                    3,430,113            4,249,846            3,551,183
     Gain on disposal of capital assets                    -                    -               (46,684)
--------------------------------------------------------------------------------------------------------
                                                    3,430,113            4,249,846            3,504,499

--------------------------------------------------------------------------------------------------------
Net loss                                      $    (3,049,504)       $  (4,023,979)       $  (3,314,296)
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
Basic and diluted loss per share              $         (0.14)       $       (0.19)       $       (0.17)
--------------------------------------------------------------------------------------------------------

Weighted average number of common shares:
     Basic                                         21,873,966           20,890,735           19,886,430
     Effect of dilutive options and warrant           121,728              239,551              244,930

--------------------------------------------------------------------------------------------------------
     Diluted                                       21,995,694           21,130,286           20,131,360
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2001, 2000 and 1999
(in US dollars)
---------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------
Deficit, beginning of year                           $   (19,982,999)     $   (15,605,816)     $   (12,256,479)

Net loss                                                  (3,049,504)          (4,023,979)          (3,314,296)

Share issue costs                                           (120,944)            (353,204)             (35,041)

---------------------------------------------------------------------------------------------------------------
Deficit, end of year                                 $   (23,153,447)     $   (19,982,999)     $   (15,605,816)
---------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999
(in US dollars)
---------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net loss                                        $    (3,049,504)       $  (4,023,979)       $  (3,314,296)
     Adjustments for:
         Depreciation and amortization                       381,582              375,810              136,947
         Loss (gain) on disposal of capital assets               250                   -               (46,684)
         Foreign exchange                                         -                    -               (13,453)
         Write-off of note receivable                             -               108,280                   -
         Write-down of deferred share issuance costs          87,263                   -                    -
     Changes in operating assets and liabilities:
         Accounts and other receivables                      (20,942)              16,730               36,316
         Interest receivable                                      -                    -                31,928
         Receivable from a financial institution                  -                    -               441,696
         Research tax credits receivable                     (20,052)              (7,277)                 824
         Inventory                                           (13,242)              (4,325)                  -
         Prepaid expenses and deposits                        12,500               56,000             (102,945)
         Accounts payable and accrued liabilities            (28,381)            (380,511)             188,872
         Deferred revenue                                     55,325                   -                    -
---------------------------------------------------------------------------------------------------------------
                                                          (2,595,201)          (3,859,272)          (2,640,795)

Cash flows from financing activities:
     Proceeds from issuance of share capital               2,554,254            5,010,981              969,253
     Proceeds from notes payable                             396,775              201,993              346,428
     Repayment of notes payable                                   -              (548,421)                  -
     Share issue costs                                       (91,890)            (380,365)            (230,392)
---------------------------------------------------------------------------------------------------------------
                                                           2,859,139            4,284,188            1,085,289

Cash flows from investing activities:
     Additions to capital assets                            (340,662)            (381,568)            (164,783)
     Proceeds from disposal of capital assets                     -                    -               185,896
     Proceeds from collection of
       notes receivable                                           -                73,000                   -
     Net proceeds on maturity of short-term
       investments                                                -                    -             1,464,635
---------------------------------------------------------------------------------------------------------------
                                                            (340,662)            (308,568)           1,485,748

Effect of foreign exchange rate changes on cash                   -                    -                24,215

---------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                              (76,724)             116,348              (45,543)

Cash, beginning of year                                      565,711              449,363              494,906

---------------------------------------------------------------------------------------------------------------
Cash, end of year                                    $       488,987        $     565,711        $     449,363
---------------------------------------------------------------------------------------------------------------

Supplemental disclosure to statements of
  cash flows:
     (a) Interest paid                               $         6,455        $      14,169        $       5,856
     (b) Non-cash transactions:
              Acquisition of Serex Inc. by issuance
                of common shares and other securities              -            1,319,997                   -
              Amortization of deferred share
                issue costs charged to deficit                 29,054              20,220                   -

---------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

1.   Business activities:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

     The Corporation is listed on the NASDAQ Stock Market.


2.   Significant accounting policies:

     (a) Consolidation and change in measurement currency:

         The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

         Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 10.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


2.   Significant accounting policies (continued):

     (a) Consolidation and change in measurement currency (continued):

         Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, the consolidated financial statements for the figures as at and for the year ended December 31, 1999 have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

     (b) Inventory:

         Inventory consists of finished goods and is carried at the lower of cost and net realizable value. The cost of finished goods is determined using the full cost accounting method.

     (c) Capital assets:

         Capital assets are recorded at cost. Depreciation and amortization are provided using the following method and annual rates:

         --------------------------------------------------------------------
         Asset                                        Method         Rate
         --------------------------------------------------------------------

         Laboratory equipment                  Straight-line          20%
         Computer equipment                    Straight-line          20%
         Office equipment and fixtures         Straight-line          20%
         Intellectual property rights          Straight-line          10%

         --------------------------------------------------------------------


         Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over their economic useful lives or their legal terms of existence ranging from 17 to 20 years commencing in the year of commercial production of the developed products.

         Management reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment losses were identified by the Corporation for the years ended December 31, 2001, 2000 and 1999.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (d) Revenue recognition:

         The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue.

         Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

         Deferred revenue as at December 31, 2001 represents amounts billed to and received from customers in advance of revenue recognition.

     (e) Research and development expenditures:

         Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

     (f) Foreign exchange:

         The Corporation's measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

     (g) Stock-based compensation plan:

         No compensation expense is recognized under the Corporation's stock-based compensation plan when stock options are issued to employees or non-employees. Any consideration paid on exercise of stock options is credited to share capital.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (h) Income taxes:

         The Corporation accounts for income taxes with the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

     (i) Earnings per share:

         Basic earnings per share are determined using the weighted average number of common shares outstanding during the period.

         In 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of diluted earnings per share. These new recommendations substantially eliminate the differences between Canadian and U.S. generally accepted accounting principles in this area. The standard requires that the treasury stock method be used for calculating diluted earnings per share. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

         Previously, fully diluted earnings per share were calculated on the assumption that common stock options and warrants which were dilutive are exercised at the beginning of the year or the date granted, if later, and the funds derived therefrom are invested at the Company's annual after tax cost of short-term financing. Under this method, the net earnings available to shareholders would be adjusted for this imputed interest.

         The adoption of the new standard did not affect previously reported earnings per share.

     (j) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

3.   Capital assets:

---------------------------------------------------------------------------------------------------------------
                                                                                                          2001
---------------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                                             depreciation             Net book
                                                                Cost     and amortization                value
---------------------------------------------------------------------------------------------------------------
     Property and equipment:
         Laboratory equipment                        $       615,656        $     444,049        $     171,607
         Computer equipment                                   73,044               41,497               31,547
         Office equipment and fixtures                        88,949               75,020               13,929
---------------------------------------------------------------------------------------------------------------
                                                             777,649              560,566              217,083

     Intangible assets:
         Patents                                           1,660,475              269,781            1,390,694
         Intellectual property rights acquired             2,219,564              455,817            1,763,747
---------------------------------------------------------------------------------------------------------------
                                                           3,880,039              725,598            3,154,441

---------------------------------------------------------------------------------------------------------------
                                                      $    4,657,688        $   1,286,164        $   3,371,524
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                                                                                          2000
---------------------------------------------------------------------------------------------------------------

                                                                              Accumulated
                                                                             depreciation             Net book
                                                                Cost     and amortization                value
---------------------------------------------------------------------------------------------------------------
     Property and equipment:
         Laboratory equipment                        $       613,219        $     401,389        $     211,830
         Computer equipment                                   73,049               33,611               39,438
         Office equipment and fixtures                        88,949               71,538               17,411
---------------------------------------------------------------------------------------------------------------
                                                             775,217              506,538              268,679

     Intangible assets:
         Patents                                           1,322,496              162,696            1,159,800
         Intellectual property rights acquired             2,219,564              235,349            1,984,215
---------------------------------------------------------------------------------------------------------------
                                                           3,542,060              398,045            3,144,015

---------------------------------------------------------------------------------------------------------------
                                                      $    4,317,277        $     904,583        $   3,412,694
---------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

4.   Business acquisition:

     In 2000, the Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey. When the agreement closed on March 2, 2000, the Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a value of approximately $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares (ii) January 8, 2002 - 30,000 shares (iii) January 8, 2003 - 30,000 shares, (iv) January 8, 2004 - 19,879 shares. In connection with this acquisition, the Corporation also issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     On August 1, 2000, the Corporation acquired an additional 293,138 shares of Serex for a consideration consisting of 54,646 common shares of the Corporation having a value of $191,261 and warrants to purchase 33,627 of the Corporation's common shares at a price of $3.70 per share. On October 25, 2000, the Corporation acquired an additional 75,520 shares of Serex for a consideration of 14,078 common shares of the Corporation having a value of $49,273 and warrants to purchase 8,663 of the Corporation's common shares at a price of $3.70 per share. After the above transactions, the Corporation had approximately 98% of the outstanding shares of Serex.

     The acquisition has been accounted for using the purchase method and, accordingly, these consolidated financial statements include the results of operations of Serex since the date of acquisition. Details of the acquisition are as follows:

-------------------------------------------------------------------------------

     Assets acquired:
         Current assets                                          $      98,746
         Capital assets                                                 19,056
         Current liabilities                                          (217,369)
         Non-controlling interest (i)                                 (800,000)
-------------------------------------------------------------------------------
                                                                      (899,567)

     Patents, technological platform and know-how
      acquired ("Intellectual property rights")                      2,219,564

-------------------------------------------------------------------------------
     Value of assets acquired                                    $   1,319,997
-------------------------------------------------------------------------------

     Consideration:
         Common shares                                           $     898,359
         Warrants and options (ii)                                     421,638

-------------------------------------------------------------------------------
                                                                 $   1,319,997
-------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

4.   Business acquisition (continued):

     (i) Non-controlling interest includes redeemable, convertible preferred shares of Serex held by third parties in the amount of $800,000. Up to 50% of preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price. The preferred shares are convertible into common shares of Serex at a price of $3.946 per share.

     (ii) The Corporation determined that the warrants and options issued in connection with the acquisition of Serex had a value of $421,638, which was determined using the methodology described in note 10(d)(2).


5.   Notes payable:

---------------------------------------------------------------------------------------------------
                                                                         2001                 2000
---------------------------------------------------------------------------------------------------
     Note payable, bearing interest at the prime rate
       plus 2%, due May 2002                                    $      96,775        $          -
     Note payable, bearing interest at the prime rate
       plus 2%, due June 2002                                         300,000                   -

---------------------------------------------------------------------------------------------------
                                                                $     396,775        $          -
---------------------------------------------------------------------------------------------------


6.   Share capital and other:

---------------------------------------------------------------------------------------------------
                                                                         2001                 2000
---------------------------------------------------------------------------------------------------

     Authorized:
         An unlimited number of common shares
     Issued and outstanding:
         22,297,525 common shares (2000 - 21,377,621)          $   25,376,557       $   22,822,303
         Warrants and options (see note 4 (ii))                       421,638              421,638

---------------------------------------------------------------------------------------------------
                                                               $   25,798,195       $   23,243,941
---------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (a) Changes in the Corporation's outstanding common shares are presented below:

---------------------------------------------------------------------------------------------------------------
                                                                                   Shares              Dollars
---------------------------------------------------------------------------------------------------------------
         Issued and outstanding, December 31, 1999                             20,003,804       $   16,912,963

         Issue of common shares for cash under private
           placements and common stock purchase
           agreement (b) (c)                                                    1,112,142            5,000,000

         Issue of common shares in connection
           with Serex acquisition                                                 256,675              898,359

         Issue of common shares pursuant to exercise
           of stock options (e)                                                     5,000               10,981

---------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2000                                            21,377,621           22,822,303

         Issue of common shares for cash under private
           placements and common stock purchase
           agreement (b) (c)                                                      811,904            2,236,199

         Issue of common shares pursuant to exercise
           of stock options (e)                                                   108,000              318,055

---------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                            22,297,525       $   25,376,557
---------------------------------------------------------------------------------------------------------------

     (b) Private placements:

         In 2001, the Corporation completed private placements for 594,100 common shares and received aggregate proceeds of $1,799,490. In 2000, the Corporation completed a private placement for 821,637 common shares for total aggregate proceeds of $4,000,000. The share issue costs related to these private placements have been charged against the deficit.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (c) Common Stock Purchase Agreement:

         In November 1999, the Corporation and Jaspas Investments Limited ("Jaspas"), a corporation based in the British Virgin Islands, signed a common stock purchase agreement (the "Agreement") that establishes the terms and conditions for the future issuance and purchase of the Corporation's common shares by Jaspas. In general terms, Jaspas is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period. However, Jaspas may not purchase more than 19.9% of the Corporation's common shares issued and outstanding as of November 12, 1999, the closing date under the Agreement, without obtaining shareholder approval.

         The Agreement establishes what is referred to by the parties as an equity drawdown facility. On a monthly basis, the Corporation may request a drawdown on the facility subject to a formula, based on the average stock price and average trading volume, that sets the maximum amount for any given draw. At the end of a 22-day trading period following the drawdown request, the amount of money that Jaspas will provide to the Corporation and the number of shares that the Corporation will issue is settled based on the formula using the average daily share price for each of the 22 trading days. Jaspas receives a 6% discount on the market price determined for the 22-day trading period, and the Corporation will receive the settled amount less a 3% placement fee payable to the placement agents.

         The Corporation may make up to 24 drawdowns to a maximum of $750,000/drawdown and $12,000,000 in total. There are certain conditions that must be satisfied before Jaspas is obligated to purchase the Corporation's common shares. In 2001, the Corporation issued 217,804 common shares (290,505 in 2000) and raised $436,709 under this facility (2000 - $1,000,000).

         The Corporation has also issued a warrant to Jaspas to purchase 200,000 common shares (see note 6 (d)).

         The gross fees related to this transaction amounted to $242,732. These costs were initially accounted for as deferred share issuance costs to be amortized over the thirty-month drawdown period. Amortization is calculated for each drawdown based on the percentage of the actual drawdown over the total facility. In 2001, the Corporation amortized $29,054 (2000 - $20,220) of deferred share issuance costs to the deficit related to drawdowns in the year. In addition, the Corporation wrote off against earnings deferred share issuance costs in the amount of $87,263 for the portion of the facility that can no longer be utilized by the Corporation. The facility expires in September 2002.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (d) Warrants:

         The Corporation has issued the following warrants to purchase common shares:

----------------------------------------------------------------------------------------------------------------
                       Exercise                                           Outstanding at
                      price per                    Exercised                December 31,
         Warrants         share       Issued         to date    Expired             2001                Expiry
----------------------------------------------------------------------------------------------------------------
         Series E        $ 4.53      200,000  (i)         -          -           200,000     November 30, 2004
         Series F        $ 4.06      160,000 (ii)         -          -           160,000     November 30, 2004
         Series G        $ 3.70      115,662(iii)         -          -           115,662       January 8, 2005
         Series H        $ 9.38       66,667 (iv)         -          -            66,667         March 6, 2004
         Series I        $ 7.81       26,667 (iv)         -          -            26,667         March 6, 2004
         Series J        $ 3.70       42,290(iii)         -          -            42,290         July 31, 2005
         Series K        $ 2.06      100,000 (iv)         -          -           100,000         March 6, 2003

----------------------------------------------------------------------------------------------------------------

         (i) Warrant issued to Jaspas in connection with the common stock purchase agreement referred to in note 6 (c). The warrant entitles Jaspas to purchase 200,000 common shares at an exercise price of US$4.5315.

         (ii) Warrants issued to placement agents in connection with the common stock purchase agreement. The warrants are exercisable at a price of US$4.0625.

         (iii) Warrants issued in connection with the Serex acquisition (see note 4).

         (iv) Warrants issued in connection with certain private placements (see note 6 (b)).

     (e) Stock options:

         The Corporation has established a stock option plan (the "Plan") for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (e) Stock options (continued):

         Changes in outstanding options were as follows for the last two fiscal periods:

--------------------------------------------------------------------------------
                                                               Weighted average
                                                    Number       exercise price
--------------------------------------------------------------------------------


         Balance, December 31, 1998              1,926,000        $        3.97

         Granted                                   351,500                 3.72

         Exercised                                 (98,900)                2.25

         Expired                                   (55,000)                6.63

         Cancelled                                (993,100)                2.30

--------------------------------------------------------------------------------
         Balance, December 31, 1999              1,130,500                 4.76

         Granted                                   549,000                 4.06

         Exercised                                  (5,000)                2.20

         Expired                                   (10,000)                4.26

         Cancelled                                 (25,000)                3.12

--------------------------------------------------------------------------------
         Balance, December 31, 2000              1,639,500                 4.54

         Granted                                   413,500                 3.78

         Exercised                                (108,000)                2.95

         Expired                                  (265,000)                4.04

         Cancelled                                 (40,000)                3.70

--------------------------------------------------------------------------------
         Balance, December 31, 2001              1,640,000        $        4.51
--------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (e) Stock options (continued):

         At December 31, 2001, options outstanding and exercisable were as follows:

--------------------------------------------------------------------------------------------------------------------------
           Options outstanding      Options exercisable       Exercise price per share             Expiry date
--------------------------------------------------------------------------------------------------------------------------
                 1,500                          1,500                       $     1.93        February 6, 2002
                20,000                         20,000                             6.93      September 12, 2002
                10,000                         10,000                             2.25          April 13, 2004
                 5,000                          5,000                             9.53          April 13, 2004
                 5,000                          5,000                             6.79          April 13, 2004
                40,000                         35,000                             6.93          April 13, 2004
                 5,000                          5,000                             6.24          April 13, 2004
               210,000                        210,000                             2.25        January 17, 2006
                10,000                         10,000                             9.53        January 17, 2006
                10,000                         10,000                             6.79        January 17, 2006
                20,000                         20,000                             6.93        January 17, 2006
               100,000                        100,000                             7.97          April 30, 2006
                10,000                         10,000                            11.60         August 13, 2006
                10,000                         10,000                             6.24         August 13, 2006
                30,000                         30,000                             6.93         August 13, 2006
                 5,000                          5,000                             6.24        October 31, 2007
                40,000                         40,000                             6.93        October 31, 2007
                 9,000                          9,000                             6.41       December 19, 2007
               100,000                        100,000                             4.85        November 9, 2008
                50,000                         50,000                             6.93        January 22, 2009
                 2,000                          2,000                             6.41          March 23, 2009
                67,000                         67,000                             3.12            May 13, 2009
                75,000                         75,000                             3.12            June 1, 2009
               255,000                        255,000                             3.88             May 1, 2010
                50,000                         10,000                             6.93             May 1, 2010
                10,000                         10,000                             4.70           June 15, 2010
                10,000                         10,000                             3.50           July 13, 2010
                 2,000                          2,000                             4.00           July 13, 2010
                11,500                         11,500                             3.20         August 14, 2010
                 5,000                          5,000                             3.15         August 16, 2010
                50,000                         50,000                             3.90         August 25, 2010
                10,000                         10,000                             2.21        January 16, 2011
                70,500                         70,500                             1.93          April 23, 2011
                 2,000                          2,000                             3.75         October 1, 2011
               100,000                         20,000                             4.00        November 1, 2011
                 4,500                          4,500                             4.20        November 9, 2011
               225,000                         75,000                             4.33       November 13, 2011

--------------------------------------------------------------------------------------------------------------------------
             1,640,000                      1,365,000                       $     4.51
--------------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

7.   Commitments and contingency:

     (a) Operating leases:

         Minimum lease payments under operating leases for the Corporation's premises for the next four years are as follows:

----------------------------------------------------------------------------

         2002                                                 $     172,958
         2003                                                       172,958
         2004                                                       172,958
         2005                                                        67,084

----------------------------------------------------------------------------
                                                              $     585,958
----------------------------------------------------------------------------


     (b) Research funding agreement:

         The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $770,750 in the next three years as follows:

----------------------------------------------------------------------------

         2002                                                 $     292,000
         2003                                                       249,000
         2004                                                       229,750

----------------------------------------------------------------------------
                                                              $     770,750
----------------------------------------------------------------------------

         Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

     (c) Contingency:

         A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in the March 2000 private placement agreement referred to in note 6 (b) and to damages of $275,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

8.   Income taxes:

     Details of the components of income taxes are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------
     Loss before income taxes:
         Canadian operations                         $    (2,257,157)       $  (2,558,476)       $  (2,631,662)
         U.S. operations                                    (792,347)          (1,465,503)            (682,634)
---------------------------------------------------------------------------------------------------------------
                                                          (3,049,504)          (4,023,979)          (3,314,296)

     Basic income tax rate                                      37.0%               38.0%                38.0%

---------------------------------------------------------------------------------------------------------------
     Income tax recovery at statutory rates                1,128,000            1,529,000            1,260,000

     Adjustments in income taxes resulting from:
         Non-recognition of losses and other
           unclaimed deductions                           (1,128,000)          (1,529,000)          (1,260,000)

---------------------------------------------------------------------------------------------------------------
     Income taxes                                    $            -         $          -         $          -
---------------------------------------------------------------------------------------------------------------

     The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

----------------------------------------------------------------------------------------------------
                                                                          2001                 2000
----------------------------------------------------------------------------------------------------
     Non-capital losses                                          $   6,200,000        $   5,695,000

     Scientific research and experimental development
       expenditures                                                    600,000              544,000

     Investment tax credits                                            250,000              230,000

     Share issue costs                                                 135,000              200,000

     Intellectual property rights                                     (500,000)            (590,000)

     Foreign exchange gains                                           (240,000)            (135,000)

     Less valuation allowance                                       (6,445,000)          (5,944,000)

----------------------------------------------------------------------------------------------------
     Net future tax asset                                        $          -         $          -
----------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

8.   Income taxes (continued):

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Corporation is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. These expire as follows:

------------------------------------------------------------------------------------------------
                                                                   Federal           Provincial
------------------------------------------------------------------------------------------------
     Non-capital losses:
         2002                                                $     575,000        $          -
         2003                                                    1,250,000              800,000
         2004                                                    1,375,000              685,000
         2005                                                    1,950,000            1,950,000
         2006                                                    2,214,000            2,214,000
         2007                                                    2,578,000            2,578,000
         2008                                                    1,509,000            1,509,000

     Scientific research and development expenditures:
         (Indefinitely)                                          1,448,000            2,974,000

------------------------------------------------------------------------------------------------

     The Corporation also has investment tax credits available in the amount of approximately $400,000 to reduce future years' federal taxes payable. These credits expire as follows:

--------------------------------------------------------------------------------
     2005                                                          $      25,000
     2006                                                                184,000
     2007                                                                 98,000
     2008                                                                  3,000
     2009                                                                  8,000
     2010                                                                 32,000
     2011                                                                 50,000

--------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

8.   Income taxes (continued):

     In addition, the Corporation's US subsidiaries have losses carried forward of approximately $8,013,000 which expire as follows:

--------------------------------------------------------------------------------

     2010                                                          $      50,000
     2011                                                              1,035,000
     2012                                                              1,933,000
     2018                                                              2,782,000
     2019                                                              1,005,000
     2020                                                                750,000
     2021                                                                458,000

--------------------------------------------------------------------------------

9.   Financial instruments:

     (a) Foreign currency risk management:

         As indicated in note 2 (a), the Corporation adopted the US dollar as its measurement currency effective January 1, 2000 because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation's expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation's operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

     (b) Fair value disclosure:

         Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

         The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

9.   Financial instruments (continued):

     (c) Credit risk:

         Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Company performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

     (d) Interest rate risk:

         The Company's exposure to interest rate risk is as follows:

--------------------------------------------------------------------------------

         Cash                                                Fixed interest rate
         Notes payable                                    Floating interest rate

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences:

     (a) Consolidated statements of earnings:

         The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

------------------------------------------------------------------------------------------------------
                                                          2001              2000                 1999
------------------------------------------------------------------------------------------------------
Net loss, Canadian GAAP                        $    (3,049,504)    $  (4,023,979)       $  (3,314,296)

Adjustments:
     Amortization of patents (i)                         9,411             9,361                9,142
     Stock-based compensation - options
       granted to non-employees (ii)                   (55,040)         (257,690)            (198,815)
     Change in reporting currency (iii)                     -                 -                94,803

------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP                            $    (3,095,133)    $  (4,272,308)       $  (3,409,166)
------------------------------------------------------------------------------------------------------

Loss per share, U.S. GAAP                      $        (0.14)     $      (0.20)        $      (0.17)
------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (b) Consolidated shareholders' equity:

         The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

---------------------------------------------------------------------------------------------------------------
                                                                   2001              2000                 1999
---------------------------------------------------------------------------------------------------------------
         Shareholders' equity, Canadian GAAP              $   2,644,748     $   3,260,942        $   1,307,147

         Adjustments:
              Amortization of patents (i)                      (138,535)         (147,946)            (157,307)
              Stock-based compensation - options
                granted to non-employees (ii):
                  Cumulative compensation expense            (1,260,583)       (1,205,543)            (947,853)
                  Additional paid-in capital                  1,313,146         1,258,106            1,000,416
              Change in reporting currency (iii)                (62,672)          (62,672)             (62,672)
---------------------------------------------------------------------------------------------------------------
                                                               (148,644)         (158,055)            (167,416)

---------------------------------------------------------------------------------------------------------------
         Shareholders' equity, U.S. GAAP                  $   2,496,104     $   3,102,887        $   1,139,731
---------------------------------------------------------------------------------------------------------------

         (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, patents are amortized commencing in the year of commercial production of the developed products.

         (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 10
                (d) (2).

         (iii)  Change in reporting currency:

                As explained in note 2 (a), the Company has adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (c) Consolidated comprehensive income:

---------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
---------------------------------------------------------------------------------------------------------------
         Net loss, US GAAP                             $  (3,095,133)       $  (4,272,308)       $  (3,409,166)

         Other comprehensive income (loss):
              Foreign currency translation
                adjustment                                         -                   -               111,518

---------------------------------------------------------------------------------------------------------------
         Comprehensive loss                            $  (3,095,133)       $  (4,272,308)       $  (3,297,648)
---------------------------------------------------------------------------------------------------------------

         FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. Comprehensive income includes net earnings and certain foreign currency translation adjustments.

         The accumulated comprehensive loss only comprises foreign currency translation adjustments and is included in the amount of shareholders' equity presented for US GAAP purposes in note 10 (b).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP:

         (1)  Development stage company:

              The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures are provided:

-----------------------------------------------------------------------------------------------
                                                               Cumulative           Cumulative
                                                        since the date of    since the date of
                                                             inception of         inception of
                                                          the Corporation      the Corporation
                                                          to December 31,      to December 31,
                                                                     2001                 2000
-----------------------------------------------------------------------------------------------
    Revenues:
        Interest revenue                                   $      502,068      $       484,150
        Sales                                                     668,064              432,776
        License revenue                                            97,403                   -
        Research contract                                          30,000                   -

    Expenses:
        Gross research and development expenditures            11,044,704            9,545,050
        Other expenses                                         13,395,963           11,445,452

    Cash inflows (outflows):
        Operating activities                                  (21,588,838)         (18,918,110)
        Investing activities                                     (778,198)            (513,063)
        Financing activities                                   24,296,442           21,437,303

-----------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below:

------------------------------------------------------------------------------------------------------------
                                                              Additional
------------------------------------------------------------------------------------------------------------
                                      Number of        Consi-      paid-in    Accumulated
                                         shares      deration      capital        deficit          Total
------------------------------------------------------------------------------------------------------------

Year ended July 31, 1990:
    Common shares issued               2,500,000     $ 172,414    $      --    $        --    $   172,414
    Net loss                                  --            --           --       (109,241)      (109,241)
------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1990             2,500,000       172,414           --       (109,241)        63,173

Year ended July 31, 1991:
    Net loss                                  --            --           --        (21,588)       (21,588)
    Cumulative translation adjustment         --         1,499           --           (950)           549
------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1991             2,500,000       173,913           --       (131,779)        42,134

Year ended July 31, 1992:
    Common shares issued                   9,375        31,468           --             --         31,468
    Net loss                                  --            --           --        (45,555)       (45,555)
    Cumulative translation adjustment         --        (6,086)          --          5,598           (488)
------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1992             2,509,375       199,295           --       (171,736)        27,559

Year ended July 31, 1993:
    Common shares issued                 201,250       159,944           --             --        159,944
    Common shares cancelled             (500,000)           --           --             --             --
    Net loss                                  --            --           --        (38,894)       (38,894)
    Cumulative translation adjustment         --       (13,994)                     12,830         (1,164)
------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1993             2,210,625       345,245           --       (197,800)       147,445

Year ended July 31, 1994:
    Common shares issued                   2,500         7,233           --             --          7,233
    Net loss                                  --            --           --        (53,225)       (53,225)
    Cumulative translation adjustment         --       (25,173)          --         15,808         (9,365)
------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1994             2,213,125       327,305           --       (235,217)        92,088

Year ended July 31, 1995:
    Common shares issued                  78,078       303,380           --             --        303,380
    Net loss                                  --            --           --       (285,910)      (285,910)
    Cumulative translation adjustment         --         5,196           --         (7,221)        (2,025)
------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1995             2,291,203       635,881           --       (528,348)       107,533

Period ended December 31, 1995:
    Adjustment necessary to
      increase the number of
      common shares                   12,708,797            --           --             --             --
------------------------------------------------------------------------------------------------------------
    Adjusted number of
      common shares                   15,000,000       635,881           --       (528,348)       107,533
    Common shares issued               2,047,082     2,997,284           --             --      2,997,284
    Net loss                                  --            --           --     (1,194,226)    (1,194,226)
    Share issue costs                         --      (153,810)          --             -        (153,810)
    Cumulative translation adjustment         --         2,858           --         (6,328)        (3,470)
------------------------------------------------------------------------------------------------------------
    Balance, December 31, 1995
      carried forward                 17,047,082     3,482,213           --     (1,728,902)     1,753,311

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below (continued):

------------------------------------------------------------------------------------------------------------
                                                        Additional
------------------------------------------------------------------------------------------------------------
                                      Number of        Consi-      paid-in    Accumulated
                                         shares      deration      capital        deficit          Total
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995
  brought forward                    17,047,082    $3,482,213    $      --    $(1,728,902)   $ 1,753,311

Year ended December 31, 1996:
    Common shares issued                882,300     3,852,364           --             --      3,852,364
    Net loss                                 --            --           --     (3,175,587)    (3,175,587)
    Share issue costs                        --      (170,699)          --             --       (170,699)
    Stock-based compensation                 --            --      434,145             --        434,145
    Cumulative translation adjustment        --       (16,769)      (2,217)        24,544          5,558

------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           17,929,382     7,147,109      431,928     (4,879,945)     2,699,092

Year ended December 31, 1997:
    Common shares issued                703,491     3,180,666           --             --      3,180,666
    Net loss                                 --            --           --     (3,755,409)    (3,755,409)
    Share issue costs                        --      (161,482)          --             --       (161,482)
    Capital stock subscription               --       352,324           --             --        352,324
    Stock-based compensation                 --            --      108,350             --        108,350
    Cumulative translation adjustment        --      (299,275)     (21,578)       325,364          4,511

------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997           18,632,873    10,219,342      518,700     (8,309,990)     2,428,052

Year ended December 31, 1998:
    Common shares issued              1,095,031     5,644,638           --             --      5,644,638
    Net loss                                 --            --           --     (4,979,562)    (4,979,562)
    Share issue costs                        --       (54,131)          --             --        (54,131)
    Stock-based compensation                 --            --      274,088             --        274,088
    Cumulative translation adjustment        --      (685,156)     (43,750)       720,173         (8,733)

------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           19,727,904     15,124,693     749,038    (12,569,379)     3,304,352

Year ended December 31, 1999:
    Common shares issued                275,900       969,253           --             --        969,253
    Net loss                                 --            --           --     (3,409,166)    (3,409,166)
    Share issue costs                        --       (35,041)          --             --        (35,041)
    Stock-based compensation                 --            --      198,815             --        198,815
    Cumulative translation adjustment        --       943,133       52,563       (884,178)       111,518

------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           20,003,804     17,002,038   1,000,416    (16,862,723)     1,139,731

Year ended December 31, 2000:
    Common shares issued              1,373,817     5,909,340           --             --      5,909,340
    Warrants and options                     --       421,638           --             --        421,638
    Net loss                                 --            --           --     (4,272,308)    (4,272,308)
    Share issue costs                        --      (353,204)          --             --       (353,204)
    Stock-based compensation                 --            --      257,690             --        257,690

------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000
  carried forward                    21,377,621     22,979,812   1,258,106    (21,135,031)     3,102,887

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below (continued):

-----------------------------------------------------------------------------------------------------
                                                        Additional
-----------------------------------------------------------------------------------------------------
                                 Number of          Consi-     paid-in    Accumulated
                                    shares        deration     capital        deficit          Total
-----------------------------------------------------------------------------------------------------
Balance, December 31, 2000
  brought forward               21,377,621     $22,979,812  $1,258,106   $(21,135,031)  $ 3,102,887

Year ended December 31, 2001:
    Common shares issued           919,904     2,554,254           --             --      2,554,254
    Net loss                            --            --           --     (3,095,133)    (3,095,133)
    Share issue costs                   --      (120,944)          --             --       (120,944)
    Stock-based compensation            --            --       55,040             --         55,040

-----------------------------------------------------------------------------------------------------
Balance, December 31, 2001      22,297,525     $25,413,122  $1,313,146   $(24,230,164)  $ 2,496,104
-----------------------------------------------------------------------------------------------------

         (2)  Stock-based compensation:

              For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 10 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

------------------------------------------------------------------------------------------------------
                                                             2001              2000              1999
------------------------------------------------------------------------------------------------------

     Net loss           As reported    (US GAAP)    $  (3,095,133)  $    (4,272,308)   $   (3,409,166)
                        Pro-forma                      (3,347,102)       (5,884,919)       (3,990,187)

     Loss per share     As reported    (US GAAP)            (0.14)            (0.20)            (0.17)
                        Pro-forma                           (0.15)            (0.28)            (0.20)

------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (2)  Stock-based compensation (continued):

              The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 2.20% (2000 - 5.49%; 1999 - 5.50%), dividend yield of 0%, expected volatility of 59% (2000 - 163%; 1999 - 80%), and expected life of 5 years.

     (e) Recent accounting pronouncements:

         In July 2001, FASB issued SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141, which replaces APB Opinion No. 16, revises the accounting standards for business combinations and is effective for acquisitions initiated after June 30, 2001. SFAS 142, which replaces APB Opinion No. 17, revises the standards in accounting for goodwill and other intangibles and is effective for fiscal years beginning after December 15, 2001. Similar standards have been adopted by the Canadian Institute of Chartered Accountants. Effective for the Company's fiscal year beginning January 1, 2002, the statement changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect SFAS No. 142 to have a material impact on its financial statements.

         In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

         In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 provides accounting guidance for long-lived assets to be disposed of other than by sale, and to be disposed of by sale. This statement is effective for the Company's fiscal year beginning January 1, 2002. The Company does not expect SFAS No. 144 to have an initial material impact on its financial statements upon adoption.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

11.  Segment disclosures:

     The Corporation operates in one reporting segment - the research and development of products for the treatment of Alzheimer's and other diseases. Geographic segment information is as follows:

-------------------------------------------------------------------------------
                                                                        United
                                                   Canada               States
-------------------------------------------------------------------------------

     Revenues:
         2001                               $     145,501        $     235,108
         2000                                      68,179              157,688
         1999                                      40,963              149,240

     Net loss:
         2001                                  (2,257,157)            (792,347)
         2000                                  (2,558,476)          (1,465,503)
         1999                                  (2,631,662)            (682,634)

     Capital assets:
         2001                                   3,086,869              284,655
         2000                                   3,191,042              221,652

     Total assets:
         2001                                   3,629,455              562,786
         2000                                   4,110,466              408,172

-------------------------------------------------------------------------------

     In 2001, one customer accounted for approximately 26% of revenues and, in total, 5 customers accounted for 54% of revenues in 2001. In 2000 and 1999, no single customer accounted for more than 10% of revenues.


12.  Comparative figures:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.


13.  Subsequent events:

     (a) Private placements:

         In February 2002, the Corporation completed a private placement and issued 74,074 common shares for gross proceeds of $300,000. On March 18, 2002, the Corporation completed a private placement and issued 195,000 common shares for gross proceeds of $819,000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

13.  Subsequent events (continued):

     (b) Demand for arbitration:

         In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. The Corporation believes these claims are without merit and intends to defend the matter vigorously.